UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.


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                                      :
                                      :
In the Matter of                      :
                                      :
ENTERGY CORPORATION                   :
ENTERGY SERVICES, INC.                :
SYSTEM FUELS, INC.                    :     CERTIFICATE PURSUANT
ENTERGY ARKANSAS, INC.                :          TO RULE 24
ENTERGY LOUISIANA, INC.               :
ENTERGY MISSISSIPPI, INC.             :
ENTERGY NEW ORLEANS, INC.             :
SYSTEM ENERGY RESOURCES, INC.         :
ENTERGY OPERATIONS, INC.              :
ENTERGY GULF STATES, INC.             :
                                      :
    File No. 70-8899                  :
                                      :
                                      :
(Public Utility Holding Company       :
   Act of 1935)                       :
                                      :
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     Pursuant to Rule 24 promulgated by the Securities and
Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935 (but subject to the authorization in this proceeding permitting the filing of certificates of notification with respect to the transactions contemplated herein on a quarterly basis), this is to certify that the transactions referred to below, which were proposed in the joint Application-Declaration on Form U-1, as amended, in File No. 70-8899 ("Application-Declaration"), have been carried out for the quarter ended March 31, 1998 in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the order of the Commission, dated November 27, 1996, issued in respect thereof.

     During the quarter ended March 31, 1998, Entergy Corporation, Entergy Services, Inc., Entergy Operations, Inc. and System Fuels, Inc. effected various transactions through the Entergy Corporation System Money Pool as set forth in Exhibit A attached hereto and incorporated herein by reference, and none of these companies effected various external borrowing transactions (bank loans and/or commercial paper) that are required to be reported hereunder.

     During the quarter ended March 31, 1998, Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc. and System Energy Resources, Inc. effected various transactions through the Entergy Corporation System Money Pool as set forth in Exhibit A attached hereto and incorporated herein by reference, and none of these companies effected various external borrowing transactions (bank loans and/or commercial paper) that are required to be reported hereunder.

     During the quarter ended March 31, 1998 Entergy Services,
Inc. and Entergy Operations, Inc. effected no borrowings or repayments under their Loan Agreements with Entergy Corporation.

      IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be executed as of the 30th day of April, 1998.


                                        Entergy Services, Inc.
                                        Entergy Corporation
                                        Entergy Arkansas, Inc.
                                        Entergy Louisiana, Inc.
                                        Entergy Mississippi, Inc.
                                        Entergy New Orleans, Inc.
                                        System Energy Resources, Inc.
                                        Entergy Operations, Inc.
                                        Entergy Gulf States, Inc.



                                        By:  /s/ Naomi Nakagama
                                          Naomi Nakagama
                                          Senior Vice President,
                                          Finance & Treasurer


                                        System Fuels, Inc.



                                        By:  /s/ Naomi Nakagama
                                          Naomi Nakagama
                                          Senior Vice President,
                                          Finance & Treasurer and
                                          Assistant Secretary